April 7, 2016

VIA EDGAR

Jay Williamson

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Re:	Registration Statement on Form N-14 filed by Western Asset High Income Opportunity Fund Inc., File No. 333-208957

Dear Mr. Williamson:

On behalf of Western Asset High Income Opportunity Fund Inc. (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above referenced Registration Statement on Form N-14 originally filed with the Securities and Exchange Commission (the “Commission”) on January 12, 2016, pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Proxy Statement/Prospectus”), filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by telephone from the staff of the Commission (the “Staff”) on March 24, 2016 relating to the Proxy Statement/Prospectus. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 2. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 2.

Proxy Statement/Prospectus Comments

1.	With respect to the “Fundamental Investment Restrictions” section on page 7, in prior filings by the Fund (including a POS 8C filed January 8, 2001 and an N-14 filed April 18, 2013), there does not seem to be any explicit reference to senior securities under the “Investment Restrictions” section . Please explain how your revised disclosure meets the requirements under Section 8(b) of the Investment Company Act and the basis for your belief that no vote is required to add a policy under senior securities.

In response to the Staff’s comment, the Fund and Western Asset Managed High Income Fund Inc. (“MHY”) have reviewed their previous filings and confirm that neither fund in such filings discussed a fundamental investment policy with respect to the issuance of senior securities. The Fund and MHY have removed the revised disclosure under the section titled “Fundamental Investment Restrictions” section and inserted disclosure under the section titled “Additional Investment Policies and Strategies” pursuant to Item 17.2 of Form N-2 and Section 8(b) of the Investment Company Act. Each fund states that it does not intend to leverage its investments although it reserves the right to do so. However, each fund may borrow money as described in the section titled “Fundamental Investment Restrictions,” which may involve the issuance of senior securities.

2.	Regarding the “Financial Highlights” table on page 47, please explain why distributions from net investment income exceeded net investment income from each period. In this respect, if a Section 19 Notice was required, why doesn’t the table reflect other distribution sources?

In response to the Staff’s comment, the Fund respectfully submits that at the end of each fund’s fiscal year end, there were reclassifications due to permanent book/tax differences which do not get reflected in the statement of operations or the net investment income per share in the Financial Highlights section. These reclassifications are reflected in the statement of assets and liabilities and the statements of changes in net assets and disclosed in the notes to the financial statements. After taking into account these reclassifications, there was sufficient income for tax purposes and no returns of capital in either fund. Section 19 notices were required during certain months for both funds and were based on book/GAAP information.

3.	The Staff notes with respect to your previous response to Comment 2 above that both MHY and the Fund declare monthly dividends in advance on a quarterly basis and disseminate a Section 19 Notice when the Fund has not earned enough income in a given month. Section 19(a) of the Investment Company Act requires the payment be accompanied by a written statement which adequately discloses the source or sources payments. Please explain how your Notice accompanies the payment and is otherwise consistent with Section 19(a) and Rule 19a-1.

In response to the Staff’s comment, the Fund respectfully submits that whenever the funds are not earning their respective distributions in a given month and have no prior undistributed income to make up the shortfall, the funds distribute Section 19 notices consistent with Section 19(a) and Rule 19a-1.

Please note that we have included certain changed pages other than those in response to the Staff’s comments. In addition, in connection with the above-referenced filing, the Fund hereby acknowledges that:

1. The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP